Exhibit 4.1

THIS UNSECURED NON-NEGOTIATABLE SUBORDINATED PROMISSORY NOTE (THIS “NOTE”) IS SUBORDINATED TO ALL “SENIOR DEBT” NOW OR HEREAFTER OWING BY THE ISSUER (AS DEFINED, BELOW) TO SILICON VALLEY BANK (THE “BANK”), AS PROVIDED IN THE SUBORDINATION AGREEMENT (AS DEFINED, BELOW), AND OTHER LENDERS (AS DEFINED, BELOW) PURSUANT TO ANY OTHER SUBORDINATION AGREEMENT ENTERED INTO IN CONNECTION THEREWITH.  THIS NOTE IS DELIVERED PURSUANT TO, AND IS SUBJECT TO, THE TERMS AND CONDITIONS OF THE PURCHASE AGREEMENT (AS DEFINED, BELOW), INCLUDING, WITHOUT LIMITATION, THE SET OFF RIGHTS OF THE ISSUER AS SET FORTH IN SECTION 6.7 THEREIN.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE RESOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT PURSUANT TO THE ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR UNLESS THE ISSUER RECEIVES AN OPINION OF THE HOLDER’S (AS DEFINED, BELOW) OR ANY SUBSEQUENT HOLDER’S COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER MAY BE EFFECTED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND UNDER APPLICABLE STATE SECURITIES LAWS.

UNSECURED NON-NEGOTIABLE SUBORDINATED PROMISSORY NOTE

$2,000,000.00	Milwaukee, Wisconsin
July ___, 2015 (the “Issue Date”)

FOR VALUE RECEIVED, ARI NETWORK SERVICES, INC., a corporation organized under the laws of the State of Wisconsin (the “Issuer”), hereby promises to pay to DIRECT COMMUNICATIONS, INCORPORATED, a corporation organized under the laws of the State of Iowa (the “Holder”), the sum of Two Million Dollars ($2,000,000.00), together with interest accruing on the outstanding unpaid principal balance hereof from and after the date hereof at a rate per annum equal to four percent (4%) (the “Rate”).  Capitalized terms used in this Note and not otherwise defined herein shall have the same meanings as assigned to such terms in that certain Asset Purchase Agreement made and effective as of the date hereof, by and among the Holder, the Issuer, Nile Cornelison Trust, Jeanette Cornelison Trust, Mark Toebben, and solely with respect to Section 5.4, Section 5.5 and Article 6 thereof, Nile Cornelison and Jeanette Cornelison (the “Purchase Agreement”).

1.     Payment.  The original principal amount of this Note, and all interest accrued thereon, shall be payable as follows:

(a)     Payments under this Note shall be due and payable in equal quarterly installments commencing on the ninetieth (90th) calendar day after the Issue Date, and continuing on each ninetieth (90th) calendar day thereafter (or, if such payment date shall be a Saturday, Sunday or a legal holiday, on the first regular business day immediately following such date) until the fourth (4th) annual anniversary of the Issue Date, at which time all accrued interest and outstanding principal balance shall be due and payable in full.  Notwithstanding any provision contained in this Section 1(a): (i) the first four (4) quarterly payments due and payable under this Note shall be interest-only payments of $20,000 each, and the remaining quarterly payments due and payable under this Note shall be level payments of principal and accrued interest of $177,697.58 each; and (ii) interest shall accrue under this Note as of the Closing Date.  Notwithstanding the foregoing, the Issuer and the Holder acknowledge and agree that the payment amounts set forth in this Section 1(a) are subject to: (x) prepayment set forth in Section 2 hereof; (y) set off pursuant to Section 16 hereof; and (z) adjustment pursuant to Section 17 hereof.

(b)     Interest accrued hereunder shall be calculated for the actual number of days elapsed, using a daily rate determined by dividing the annual rate by three hundred sixty-five (365).  All payments of principal and interest hereunder shall be made in, and all references herein to monetary denominations shall refer to, lawful money of the United States of America.  All payments of principal and interest hereunder shall be made to the order of the Holder, at the address set forth in Section 9 of this Note for notices to the Holder, or such other address for payment as the Holder shall hereafter provide to the Issuer by notice in accordance with the notice procedures in Section 9.  As long as the notice of the address for notices and payment is clear and explicit, the Holder may designate different addresses for payment and notices.

2.     Prepayment.  The Issuer may at its sole election at any time and from time to time prepay all or any part of this Note without premium or penalty.  All prepayments shall be applied as follows:  (i) first to accrued and unpaid interest that is due and payable quarterly as provided herein; and (ii) then to principal.  Upon prepayment of part of the principal amount of this Note, the remaining principal payments shall be reduced on a pro rata basis to an amount which will repay the remaining principal balance of this Note over the same term as this Note would have been paid by payment only of the mandatory principal payments.

3.     Subordination.

(a)     The Holder, by its acceptance hereof, acknowledges that this Note: (i) is subordinated and junior in right of payment to all indebtedness, obligations and liabilities of the Issuer, existing as of the date hereof or hereafter incurred, to current or future Lenders (as defined, below); and (ii) shall be pari passu with the payment obligations of the Issuer pursuant to: (A) that certain Unsecured Non-Negotiable Subordinated Promissory Note dated September 30, 2014 made by the Issuer in favor of Barry Reese in the original principal amount of $2,100,000.00, as amended pursuant to that certain First Amendment to Unsecured Non-Negotiable Subordinated Promissory Note made and entered into on March 5, 2015 (the “Reese Note”); and (B) that certain Unsecured Non-Negotiable Subordinated Promissory Note dated September 30, 2014 made by the Issuer in favor of Kenny Pratt in the original principal amount of $900,000.00, as amended pursuant to that certain First Amendment to Unsecured Non-Negotiable Subordinated Promissory Note made and entered into on February 27, 2015 (the “Pratt Note”).  The Holder has entered into that certain Subordination Agreement dated as of the Closing Date by and among the Bank, the Holder, the Issuer and Project Viking II Acquisition,

Inc., as it may be amended, restated, modified or supplemented and in effect from time to time (the “Subordination Agreement”).  The Holder, by accepting this Note, agrees to execute such documents as any Lenders may request (including, but not limited to, an amendment to this Note reflecting the new subordination or intercreditor agreement) to effect the subordination intended hereunder in the form generally set forth in the Subordination Agreement, including, without limitation, any commercially reasonable debt subordination agreement or intercreditor agreement requested by Lenders.   For purposes hereof, “Lenders” shall mean any bank, including, but not limited to, the Bank, any institutional lender other company regularly involved in the business of lending, or any individual (or entity that is owned (in whole or in part) or controlled, directly or indirectly, by such individual) who is reguarly involved in the business of lending to the Issuer, or who has previously loaned funds to the Issuer, or any affiliate of any of the foregoing, that makes loans or provides other financial accommodations to the Issuer, whether before or after the Issue Date, and that has not expressly agreed to subordinate those loans or accommodations to the Holder.

(b)     Issuer covenants that so long as any amount remains due and payable pursuant to this Note, Issuer will not incur any additional debt to future sellers (i.e., seller financing) of businesses to the Issuer arising from or related to any future Issuer business acquisition transaction unless such debt is pari passu or junior to the payment obligations owed by the Issuer to the Holder pursuant to this Note.

4.     Events of Default.  Each of the following occurrences shall constitute an “Event of Default” under this Note:

(a)     Failure to Pay Principal or Interest.  If the Issuer shall fail to pay any installment of principal or interest due under this Note within five (5) calendar days of the date scheduled for such payment and the Issuer does not cure such failure within five (5) calendar days of receipt of written notice indicating the occurrence of such failure as provided by the Holder duly given to the Issuer pursuant to Section 9, below.

(b)     Breach of Representation or Warranty.  If any material representation or warranty made by the Issuer in this Note shall prove to have been knowingly false (to the actual knowledge of Roy W. Olivier or William A. Nurthen) in a material respect on the Issue Date and the Holder shall not have independent knowledge on the Issue Date of the inaccuracy of the representation or warranty; provided, however, that the Holder is deemed to have independent knowledge only of information that is or has been included in public securities filings or press releases issued by the Issuer on or prior to the Issue Date or which has been otherwise made available to it or any of its shareholders or representatives for review on or prior to the Issue Date.

(c)     Insolvency.  The Issuer is adjudicated to be insolvent under Wisconsin law.

(d)     Involuntary Bankruptcy; Appointment of Receiver, Etc.  If an involuntary case shall be commenced against the Issuer and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Issuer in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect, or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(e)     Voluntary Bankruptcy; Appointment of Receiver, Etc.  The Issuer shall have an order for relief entered with respect to it or shall have commenced a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property or assets, or the Issuer shall make any assignment for the benefit of creditors.

(f)     Sale of Substantially all of the Assets of Issuer. The sale by the Issuer of all or substantially all of its assets to a person or entity that does not control, is not controlled by, or is not under common control with the Issuer as of the closing of the sale.

5.     Rights and Remedies.  Upon the occurrence of any Event of Default described in Sections 4(c), (d), (e), or (f), above, the unpaid principal amount of this Note, and any and all accrued interest hereunder, shall automatically become immediately due and payable, without presentment, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisal, diligence, presentment, notice of intent to demand or accelerate and of acceleration), all of which are hereby expressly waived by the Issuer; and upon the occurrence and during the continuance of an Event of Default described in Sections 4(a) or (b), above, the Holder may declare, by written notice to the Issuer, the unpaid principal amount of and any and all accrued and unpaid interest under this Note to be due and payable, without presentment, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisal, diligence, presentment, notice of intent to demand or accelerate and of acceleration), all of which are hereby expressly waived by the Issuer.  For the avoidance of doubt, notwithstanding the provisions of any instruments or agreements of the Lenders assigned to the Holder or any other rights of the Lenders, no Event of Default or acceleration of payments shall occur under the Note unless an Event of Default occurs under the express terms of Section 4 hereof.  The Issuer shall pay all of the Holder’s costs of collection and enforcement of this Note, including but not limited, to reasonable attorneys’ fees arising in conection with, or related to, the occurrence of any Event of Default.

6.     Representations and Warranties of the Holder.  The Holder hereby represents and warrants to the Issuer that:

(a)     Investment Purpose.  The Holder is obtaining this Note for its own account and not with a view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the Act.

(b)     Transfer or Re-Sale.  The Holder understands that the sale or re-sale of this Note has not been and is not being registered under the Act or any applicable state securities laws, and, except as set forth in Section 13, below, this Note may not be assigned, transferred or sold unless the Holder receives the prior written consent of the Issuer (which consent shall not be unreasonably withheld by the Issuer as set forth in Section 13 hereof) and complies with the applicable provisions of the Subordination Agreement.  The Holder and the Issuer hereby agree that the ownership of more than fifty percent (50%) of the equity or voting equity of the Holder by any person or entity other than Nile Cornelison Trust, Jeanette Cornelison Trust, Nile Cornelison, Jeanette Cornelison and Mark Toebben while Nile Cornelison, Jeanette Cornelison or Mark Toebben are living, or their heirs upon their death, shall be deemed to be a transfer of the Note hereunder requiring prior written consent of the Issuer.

(c)     Authorization; Enforcement.  The Holder has duly and validly authorized the execution of this Note.  This Note has been duly executed and delivered on behalf of the Holder, and this Note constitutes the valid and binding agreement of the Holder enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or general principles of equity.

7.     Representations and Warranties of the Issuer.  The Issuer hereby represents and warrants to the Holder that:

(a)     Organization.  The Issuer is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated.

(b)     Authorization; Enforcement.  (i) The Issuer has all requisite corporate power and authority to enter into and perform this Note and to consummate the transactions contemplated hereby and to issue and deliver this Note in accordance with the terms hereof; (ii) the execution and delivery of this Note by the Issuer and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Issuer; and (iii) this Note constitutes, and upon execution and delivery by the Issuer of this Note, such instrument will constitute, a legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights generally or general principles of equity.

8.     Presentment, etc.  The Issuer hereby waives demand, presentment for payment, notice of nonpayment, protest and notice of protest.

9.     Notices.  Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile or e-mail and shall be effective five (5) days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service), or the day of transmission, or if the transmission is not made on a business day, the first business day after the transmission (and the sender shall bear the burden of proof of delivery to the receiving equipment), if sent by facsimile or e-mail.  The addresses and facsimile numbers for such communications shall be:

If to the Issuer:
ARI Network Services, Inc. 10850 West Park Place, Suite 1200 Milwaukee, Wisconsin 53224 Attention: Chief Financial Officer Facsimile: (414) 973-4620 E-mail: bill.nurthen@arinet.com

With a copy to:
Matthew J. Kovacich Godfrey & Kahn, S.C. 780 N. Water Street Milwaukee, Wisconsin 53202 Facsimile: (414) 273-5198 E-mail: mkovacich@gklaw.com

If to the Holder:
Direct Communications, Incorporated 3150 Valley Ridge Court West Des Moines, IA 50265 Attention: Nile Cornelison E-mail: jeaniel@me.com

With a copy to:
Quentin R. Boyken Belin McCormick 666 Walnut Street, Suite 2000 Des Moines, Iowa 50309 Facsimile: (515) 558-0628 E-mail: QRBoyken@BelinMcCormick.com

Each party shall provide notice to the other party of any change in address, facsimile number or e-mail address.  The Issuer may make all payments on this Note to the Holder at the address provided, above.  Notwithstanding any information available to the Issuer or actual knowledge of the Issuer, until the Issuer receives notice of a change of address in accordance with the notice provisions contained in this Section 9, the Issuer may direct all payments on this Note to the last address of which the Issuer has received such notice; provided, however, that an Event of Default will not have occurred hereunder if the Issuer timely makes payment to the Holder at an address that the Issuer in good faith believes to be the current address of the Holder because the Issuer has relied on a notice by the Holder which has not been given in accordance with the provisions of this Note.  In such event, the Issuer and the Holder upon discovery of the issue will promptly resolve any such discrepancy.  Notwithstanding any information available to the Issuer or actual knowledge of the Issuer that a person has acquired this Note from the Holder, and without limitation to the Issuer’s right to refuse its consent to the transfer of this Note, the Issuer may make all payments to the Holder until this Note has been surrendered for reissue to the acquiring person, together with such documentation evidencing and confirming the acquisition of this Note, as the Issuer in good faith requires.  All such payments will be deemed valid payments on this Note for the full amount of the payment.  If this Note is reissued to effect a transfer to a new person, such note may be issued by the Issuer for the then current principal balance if such balance is less than the face amount of this Note at the time of reissuance.

10.     Interpretation.  The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.  Whenever used in this Note, the singular number shall include the plural, the plural the singular, and the masculine shall include the feminine and the neuter, the words “Issuer,” and “Holder” shall be deemed to include the Issuer and the Holder as defined herein and their respective permitted successors and assigns, and the word “person” shall be deemed to mean natural persons, corporations, limited liability companies, partnerships and all other legal entities.

11.     Records.  The Issuer shall maintain records showing the principal and interest amount and the dates of the payments on this Note.  This Note shall be surrendered to the Issuer when the final payment of principal and interest is made.

12.     Severability.  If any provision of this Note shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Note or the validity or enforceability of this Note in any other jurisdiction.

13.     Amendments; Assignment; Successors and Assigns.  This Note may be amended or modified only by an instrument in writing signed by the Issuer and the Holder.  This Note may not be assigned, transferred or sold by the Holder without the prior written consent of the Issuer (which consent may not be unreasonably withheld, conditioned or delayed by the Issuer) except as provided in this Section 13, and provided that in all events requiring the Issuer’s consent, such prior written consent of the Issuer shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Holder may, without obtaining the consent of the Issuer, assign, transfer or sell this Note, and any portion or all of the unpaid principal balance and any and all accrued and unpaid interest outstanding as of the date of such assignment, transfer or sale, to Nile Cornelison Trust, Jeanette Cornelison Trust and/or Mark Toebben on a pro-rata basis consistent with such party’s percentage of ownership of equity of the Company as of the Closing Date upon providing the Issuer with written notice not less than ten (10) calendar days prior to such assignment, transfer or sale.  The Holder shall cause any such assignment, transfer or sale of this Note to comply with the applicable provisions of the Subordination Agreement and all securities laws.  The Issuer may reasonably withhold its consent for reasons including, but not limited to, the Issuer concluding in good faith that: (i) the proposed transferee or one of its affiliates is a competitor, is likely to be a competitor or is likely to be acquired by a competitor, of the Issuer; (ii) the assignment or transfer would violate any laws or cause the Issuer to violate any laws; or (iii) the proposed transferee or one of its affiliates intends to use its rights under this Note or the Subordination Agreement to: (A) affect the Issuer’s stock price; (B) unduly influence the Issuer’s Board of Directors from exercising its fiduciary duties to the Issuer’s stockholders; (C) assist such transferee in a tender offer for the Issuer’s stock, change in control of the Issuer, sale of assets of the Issuer or other business combination involving the Issuer; or (D) absent an Event of Default hereunder, cause the Issuer to make payments under the Note earlier than required under the Note.  In the event that the Holder receives any proposed bona fide offer to purchase this Note, the Holder shall notify the Issuer of such an offer and, in addition to providing the Issuer with all information reasonably requested by the Issuer in connection with the Issuer’s consideration whether to consent to the proposed transfer, provide the Issuer with the right for thirty (30) calendar days after receipt of such notice to purchase this Note on substantially the same economic terms and conditions (subject to any modifications to such terms and conditions required under law or required to allow the Issuer to practically exercise its right to purchase provided that such modifications do not change the purchase price or payment terms paid for the Note) as being offered to the Holder by the proposed assignee or transferee.  Any assignee or transferee of this Note (or of all or any portion of the unpaid principal balance and any and all accrued and unpaid interest outstanding as of the date of such assignment, transfer or sale) shall agree in writing with the Issuer to the same restrictions on assignment or transfer of this Note as are set forth herein.  The Holder and the Issuer hereby agree that the ownership of more than fifty percent (50%) of the equity or voting equity of the Holder by any person or entity other than Nile Cornelison Trust, Jeanette Cornelison Trust, Nile Cornelison, Jeanette Cornelison and Mark Toebben while Nile Cornelison, Jeanette Cornelison or Mark Toebben are living, or their heirs upon their death, shall be deemed to be a transfer of this Note hereunder requiring the prior written consent of the Issuer.  This Note shall be binding upon the Issuer and its permitted successors and assigns and shall inure to the benefit of the Holder and its permitted successors and assigns.

14.     Governing Law.  This Note shall be governed by and interpreted and enforced in accordance with the laws of the State of Wisconsin, without giving effect to any choice of law rules or provisions (whether the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any jurisidiction other than the State of Wisconsin.

15.     Consent to Jurisdiction.  Except as is set forth in the following paragraph, for any dispute arising out of or related to this Note that arises from any alleged failure of the Issuer to make any payment under this Note when any such payment is due and payable, the Issuer and the Holder irrevocably consent to the exclusive jurisdiction of the state courts of the State of Iowa and the federal courts of the United States of America located in Des Moines, Iowa, for the purposes of any such suit, action or other proceeding.  The Issuer and the Holder irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Note in such courts, and hereby irrevocably and unconditionally waive and agree not to plead or claim in such courts that any such action, suit or proceeding brought in such courts has been brought in an inconvenient forum.  The Issuer and the Holder further agree that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address as set forth herein shall be effective service of process for any such action, suit or proceeding.  THE ISSUER AND THE HOLDER HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS NOTE OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Notwithstanding anything to the contrary set forth in the prior paragraph, if any dispute related to this Note relates to or arises out of any indemnification or other claim that arises out of or is related to the Purchase Agreement, including, without limitation, any dispute alleging non-payment under this Note due to the Issuer’s set-off rights referenced in Section 16 of this Note and Section 6.7 of the Purchase Agreement, such dispute shall be subject to resolution by binding arbitration in Minneapolis, Minnesota, pursuant to the provisions of Section 8.5 of the Purchase Agreement.

16.     Set Off.  This Note is delivered pursuant to, and is subject to, the terms and conditions of the Purchase Agreement.  The Purchase Agreement contains, among other things, provisions for set off by the Issuer against amounts due under this Note in the event that: (i) the Issuer claims indemnification from the Holder, any Shareholder, Nile Cornelison and/or Jeanette Cornelison pursuant to the Purchase Agreement; and (ii) the Issuer otherwise has the right to set off all of any portion of such amounts against any amounts due and owing by the Issuer to the Holder, any Shareholder, Nile Cornelison and/or Jeanette Cornelison pursuant to Section 6.7 of the Purchase Agreement.  Any set off by the Issuer of amounts due under this Note shall be deemed to be a prepayment of the latest installment(s) of principal due under this Note in the amount of fifty percent (50%) of such set off amount and a prepayment of the earliest installment of principal due under this Note in the amount of fifty percent (50%) of such set off amount.  Reference should be made to the Purchase Agreement for relevant terms and provisions which bear upon this Note and the payments to be made hereunder.

17.     Adjustment of Principal Amount and Quarterly Payments.  The parties acknowledge and agree that a Buyer Note Adjustment (as further described in Section 2.3 and Section 2.4 of the Purchase Agreement) (if any) to be determined after Closing in accordance with the Purchase Agreement will give rise to a modification of the principal amount of this Note.  After final determination of the Buyer Note Adjustment (if any) in accordance with the terms of the Purchase Agreement, the principal amount of this Note shall be increased or decreased, as the case may be, by the amount of the Buyer Note Adjustment, and an amended and restated replacement note shall be issued, dated as of the Closing Date, with an original principal amount equal to the recalculated amount and with the quarterly payments set forth in Section 1(a) hereof adjusted to provide for quarterly payments of interest only until the first (1st) annual anniversary of the Issue Date and thereafter twelve (12) level payments of principal and interest in the amount required to fully pay all principal and interest on the fourth (4th) annual anniversary of the Issue Date subject to: (i) prepayment set forth in Section 2 hereof, and (ii) set off pursuant to Section 16 hereof.  In connection with the issuance of the amended and restated

note contemplaed by this Section 17, the original of this Note shall be returned to the Issuer by the Holder for cancellation.

18.     Counterparts.  This Note may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed in its name by its duly authorized officer as of the date first above written.

ISSUER:

ARI NETWORK SERVICES, INC.

By: __________________________________
William A. Nurthen,
Vice President, Chief Financial Officer and
Secretary

Acknowledged and agreed to:

HOLDER:

DIRECT COMMUNICATIONS, INCORPORATED

By: ___________________________________
Nile Cornelison, Chief Executive Officer

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